October 16, 2020

MediaAlpha, Inc.

Registration Statement on Form S-1 (File No. 333-249326)

CIK No. 0001818383

Dear Mr. Gessert and Ms. Miller:

MediaAlpha, Inc. (the “Company”) is submitting this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, to provide supplemental information in connection with the Company’s response letter, dated October 5, 2020, to comment 1 (“Comment 1”) of the Staff contained in your letter dated September 30, 2020 (the “Comment Letter”). Reference is also made to our supplemental submission on October 15, 2020 (the “Supplemental Submission”).

Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

1. Set forth in Exhibit A of this letter is the Company’s proposed disclosure under “The reorganization of our corporate structure” in the Registration Statement. The disclosure assumes a preliminary price range of $17 to $21 per share in the offering and other assumptions described in the pro forma financial information included in the Supplemental Submission.

2. Set forth in Exhibit B of this letter are supplemental materials illustrating the offering reorganization, the offering, and the application and use of proceeds thereof (the “IPO STEP Plan”).

*         *         *

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Daniel Haaren at 212-474-1322.

Sincerely,

/s/ C. Daniel Haaren
C. Daniel Haaren

David Gessert

Michelle Miller

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA E-MAIL

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Exhibit A:

Reorganization of Our Corporate Structure

Reorganization Transactions

MediaAlpha, Inc. was formed for purposes of this offering and has, to date, engaged only in activities in contemplation of this offering. Historically, our business has been operated through QL Holdings LLC, together with its subsidiaries, all of the equity ownership interests of which were directly or indirectly held by White Mountains (through its wholly owned subsidiary Intermediate Holdco), Insignia, the Senior Executives and the Legacy Profits Interest Holders. None of these owners consolidated QL Holdings LLC immediately prior to the offering reorganization. The diagram below shows the historical organizational structure of QL Holdings LLC immediately before the offering reorganization. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within the historical organizational structure of QL Holdings LLC.

Prior to this offering, QuoteLab, LLC entered into the 2020 Term Loan Facility, a portion of the proceeds of which were distributed to QL Holdings LLC, which in turn distributed such 2020 Term Loan Facility proceeds to members of QL Holdings LLC (such distribution to the QL Holdings LLC members the “Pre-Offering Leveraged Distribution”). Additionally, prior to this offering, White Mountains will cause Intermediate Holdco to distribute or otherwise dispose of all of its assets other than the Class A-1 units of QL Holdings LLC held directly by Intermediate Holdco and certain deferred tax assets and liabilities, and thereafter, MediaAlpha, Inc., QL Holdings LLC, White Mountains, Intermediate Holdco, the Legacy Profits Interest Holders and the other members of QL Holdings LLC will consummate a series of reorganization transactions set forth in a reorganization agreement among these parties, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Pursuant to the reorganization agreement, White Mountains will contribute all of the outstanding capital stock of Intermediate Holdco to MediaAlpha, Inc. in exchange for shares of our Class A common stock and the right to certain payments under the tax receivables agreement, such that Intermediate Holdco becomes a wholly owned subsidiary of MediaAlpha, Inc. Also pursuant to the reorganization agreement, the limited liability company agreement of QL Holdings LLC will be amended and restated to, among other things, convert all of the equity interests held by Intermediate Holdco into Class A-1 units of QL Holdings LLC and convert all of the equity interests held by Insignia, the Senior Executives, and the Legacy Profits Interest Holders into Class B-1 units of QL Holdings LLC. The Legacy Profits Interest Holders will contribute a portion of the Class B-1 units of QL Holdings LLC they hold to MediaAlpha, Inc. in exchange for shares of Class A common stock of MediaAlpha, Inc., and MediaAlpha, Inc. will then contribute these Class B-1 units to Intermediate Holdco. Insignia and the Senior Executives will contribute a certain amount of cash to MediaAlpha, Inc. in exchange for shares of our Class B common stock. Certain Class B-1 units of QL Holdings LLC held by the Selling Class B-1 Unit Holders will be purchased by the Company (through Intermediate Holdco) immediately after the offering with proceeds from the offering to provide liquidity to such Selling Class B-1 Unit Holders. Following the offering reorganization and immediately prior to this offering, MediaAlpha, Inc. will be a holding company and its sole material asset will be all of the shares of its wholly owned subsidiary, Intermediate Holdco, which will in turn own all of the Class A-1 units of QL Holdings LLC, deferred tax assets and liabilities, primarily related to Intermediate Holdco’s historical net operating loss carryforwards attributable to periods prior to this offering and an indemnity from White Mountains with respect to any pre-offering liabilities of Intermediate Holdco.

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The diagram below shows our organizational structure immediately after the offering reorganization and the completion of this offering described herein (assuming an offering price of $19 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the over-allotment option by the underwriters).

White Mountains, the Legacy Profits Interest Holders, and the purchasers of our Class A common stock in this offering will indirectly own 33.5%, 3.2%, and 21.7%, respectively, of the economic interests in QL Holdings LLC through MediaAlpha, Inc. and Intermediate Holdco (or 32.3%, 3.2%, and 24.4%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Insignia will directly own 17.3% of the economic interests in QL Holdings LLC (or 16.7% if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and the Senior Executives will directly or indirectly own 24.3% of the economic interests in QL Holdings LLC (or 23.4% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Such percentages assume an offering price per share of Class A common stock in this offering of $19, which is the midpoint of the price range set forth on the cover page of this prospectus.

Pursuant to the third amended and restated limited liability company agreement of QL Holdings LLC, Insignia had a put option, which, if exercised, would require QL Holdings LLC to redeem all of the equity ownership interests then held by Insignia at the Class A units redemption value. Insignia’s put option will terminate in connection with the consummation of this offering.

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Exhibit B:

IPO Step Plan

Offering Reorganization: Recapitalization


White Mountains
54,954 non-voting Class B Units →
1,892,766 Class B-1 Units(1)
(to be exchanged for voting Class A common stock in Step 3)
588,158 Class A Units →
25,878,952 Class B-1 Units
Intermediate Holdco
Senior Executives
Insignia
Legacy PI Holders
548,684 Class A Units → 24,142,096 Class A-1 Units
QL Holdings
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122,346 Class B Units → 4,580,108 Class B-1 Units (1)
QL LLC

1. QL Holdings LLC ("QL Holdings") effects a 44:1 share split and recapitalizes into two classes of units with equivalent pro rata economic entitlements to distributions:
   - Class A-1 Units: Managing member interests (Intermediate Holdco)
   - Class B-1 Units: Non-managing member interests (Senior Executives, Insignia and Legacy Profits Interest Holders)

(1) Gives effect to participation threshold applicable to Class B Units of QL Holdings as provided in the LLC Agreement of QL Holdings

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Offering Reorganization: Intermediate Holdco Contribution White Mountains Intermediate Holdco QL Holdings QL LLC Legacy PI Holders Insignia Company Credit Agreement White Mountains contributes Intermediate Holdco to MediaAlpha, Inc. (the “Company”) in exchange for 24,142,096 shares of Class A common stock of the Company 2 24,142,096 Class A-1 Units Senior Executives 1,892,766 Class B-1 Units (to be exchanged for Class A common stock in Step 3) 30,459,060 Class B-1 Units (excluding Class B-1 Units to be exchanged for Class A common stock in Step 3) 2

Offering Reorganization: Pre-Offering Exchanges White Mountains Intermediate Holdco QL Holdings QL LLC Legacy PI Holders Insignia Company Credit Agreement Legacy Profits Interest Holders contribute 1,892,766 Class B-1 Units to the Company in exchange for 1,892,766 shares of Class A common stock of the Company (1) Senior Executives and Insignia contribute nominal consideration to the Company in exchange for a number of voting, non-economic shares of Class B common stock of the Company equal to the number of Class B-1 Units owned by them in the final structure (24,446,127 shares of Class B common stock) 3 B-1 Units B-1 Units 4 Senior Executives B-1 Units 4 (1) Subsequent slides do not depict the Company’s temporary ownership of 1,892,766 Class B-1 Units of QL Holdings, which are contributed to Intermediate Holdco in Step 7 30,459,060 Class B-1 Units (excluding Class B-1 Units to be exchanged for Class A common stock in Step 3) 3

Offering Transactions White Mountains Intermediate Holdco Legacy PI Holders Company Public Credit Agreement The Company issues 8,262,933 shares of its Class A common stock to investors in exchange for cash in a primary offering White Mountains sells 4,487,067 shares of Class A common stock of the Company to investors in exchange for cash in a secondary sale 6 A-1 Units Insignia 5 QL Holdings A Shares A Shares B Shares B-1 Units QL LLC Senior Executives B-1 Units B Shares B-1 Units 4

Use of Proceeds: Purchase of Units by Intermediate Holdco



Senior Executives
Insignia
Legacy PI Holders
White Mountains
Public
B Shares
B Shares
A Shares
A Shares
A Shares
B-1 Units
B-1 Units
B-1 Units
8a
Company
7
Intermediate Holdco
26,034,862 Class A-1 Units (prior to Step 8)(1)
8b
QL Holdings
QL LLC
Credit Agreement

7. The Company contributes net cash proceeds from the primary offering to Intermediate Holdco (together with the 1,892,766 Class B-1 Units of QL Holdings acquired in Step 3 from the Legacy Profits Interest Holders)

8. Intermediate Holdco uses cash proceeds to acquire (a) 6,012,933 of the Class B-1 Units of QL Holdings from the Senior Executives, Insignia and the Legacy Profits Interest Holders (which includes all of the remaining Class B-1 Units of the Legacy Profits Interest Holders) and (b) an additional 2,250,000 newly issued Class A-1 Units of QL Holdings in exchange for a cash contribution to QL Holdings

(1) Represents 24,142,096 Class A-1 Units of QL Holdings owned by Intermediate Holdco following Step 1, plus 1,892,766 Class A-1 Units of QL Holdings from automatic conversion of Class B-1 Units of QL Holdings obtained by Intermediate Holdco in Step 7

(2) All Class B-1 Units of QL Holdings acquired by Intermediate Holdco are automatically converted into Class A-1 Units of QL Holdings

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Use of Proceeds: Debt Repayment White Mountains Intermediate Holdco Legacy PI Holders Company Public Credit Agreement A-1 Units Insignia QL Holdings A Shares A Shares B Shares QL LLC Senior Executives B-1 Units B Shares B-1 Units 9 10 Intermediate Holdco contributes a portion of the proceeds of the primary offering to QL Holdings in exchange for 2,250,000 additional Class A-1 Units of QL Holdings QL Holdings contributes the cash received in Step 9 to QL LLC to repay a portion of the Credit Agreement A Shares 6

Final Structure



Senior Executives
Insignia
Legacy PI Holders
White Mountains
Public
B Shares
B Shares
A Shares
A Shares
A Shares
B-1 Units
B-1 Units
Company
Intermediate Holdco
A-1 Units
QL Holdings
QL LLC
Credit Agreement

Company Shares

Investor	Class A Shares	Class B Shares
White Mountains	19,655,029	—
Legacy Profits Interest Holders	1,892,766	—
Public Investors	12,750,000	—
Insignia	—	10,181,043
Senior Executives	—	14,265,084
Totals	34,297,795	24,446,127

QL Holdings Units

	Class A-1 Units	Class B-1 Units
Intermediate Holdco	34,297,795	—
Insignia	—	10,181,043
Senior Executives	—	14,265,084
Totals	34,297,795	24,446,127

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